Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                               November 13, 2012


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                 Re: Guggenheim Defined Portfolios, Series 967
                              File No. 333-184131
Ladies/Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 967 (the "Trust"), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on November 15, 2012 or as soon thereafter as possible.

                                                               Very truly yours,

                                       Guggenheim Defined Portfolios, Series 967

                                          By: Guggenheim Funds Distributors, LLC


                                                          By: /s/ Kevin Robinson
                                                                  Kevin Robinson
                                                   General Counsel and Secretary